

April 16, 2013

<u>Via E-mail</u>
Mr. Ralph W. Castner
Executive Vice President and Chief Financial Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

      Re: Cabela's Incorporated
              Form 10-K for the Year Ended December 31, 2011
              Filed February 23, 2012
              File No. 1-32227

Dear Mr. Castner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Jennifer Thompson

                Jennifer Thompson
                Accounting Branch Chief